UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐      No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 2, 2012

CEASE OF CONFIDENTIALITY OF  MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAX IDENTIFICATION N°	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the cease of the reasons for the confidentiality of the material event regarding Embotelladora Andina S.A. ( “Andina”), its business, its values of public offering or the tender of them as a material event, previously informed to the Chilean Superintendence of Securities and Insurance in our letter dated January 13, 2012:

During a confidential board session held January 13, 2012, Mr. Gonzalo Said was appointed as negotiator to explore a possible merger with Embotelladoras Coca-Cola Polar S.A. and with the support of JP Morgan Securities and Juan Francisco Gutiérrez, the directors of Embotelladoras Coca-Cola Polar S.A. were contacted for such purpose.

Subsequently, during board session held January 31, 2012, the board was informed about the terms of said initial agreement (“Agreement Memorandum”) intended to be subscribed between Andina and its controlling shareholders and Embotelladoras Coca-Cola Polar S.A. and its controlling shareholders, containing the general conditions and clauses leading to a merger by incorporation of Embotelladoras Coca-Cola Polar S.A. to Andina.  The subscription of the Agreement Memorandum was approved by the Board of Directors.

As a consequence of the Agreement Memorandum I hereby inform the Chilean Superintendence of Securities and Insurance about the cease of confidentiality of the material event informed on January 13, 2012 and accordingly we will proceed to inform the market about this situation through a material event.

Santiago, February 2, 2012.

(signed)

Andrés Wainer

Chief Financial Officer

Embotelladora Andina S.A.

CONFIDENTIAL MATERIAL EVENT

RAZÓN SOCIAL	:	EMBOTELLADORA ANDINDA S.A.

RESGISTRO DE VALORES	:	00124

R.U.T	:	91.144.000-8

In accordance with the provisions of Article 10 of Law No. 18,045, I hereby inform the following confidential material event about the Company, its business, its values of public offering or the tender of them:

During board session held December 20, 2011, the Company hired the services of JP Morgan Securities as counsel for exploring investment and/or growth opportunities that would enable to assure the Company’s current condition as a relevant actor within The Coca-Cola System.

In fulfillment of this task, JP Morgan Securities contacted the advisors of Embotelladoras Coca-Cola Polar S.A. sensing a high interest for exploring the possibility of a merger among the latter and the Company.  Given the interest of Embotelladoras Coca-Cola Polar S.A., JP Morgan Securities informed the controllers of the Company about the results of their communication with Embotelladoras Coca-Cola Polar S.A. Consequently, the Board unanimously appointed Mr. Gonzalo Said as negotiator, who supported by JP Morgan Securities and Juan Francisco Gutiérrez from the law firm Philippi, Yrarrázaval, Pulido & Brunner will contact the directors of Embotelladoras Coca-Cola Polar S.A. to reach an initial agreement that will enable to set the basis for a possible merger among both companies. The figures involved in the operation, and the financial impacts will be determined during the negotiations.

We foresee that this event will remain confidential for a period of no more than 30 days since the date of this communication, if a timely postponement is not informed within that term to the Superintendence.

The Board of Directors of the Company unanimously has considered that the information is confidential because it entails negotiations that are still pending and that if disclosed could jeopardize the success of the negotiation and also the Company’s value.

Below is a list of individuals that are in possession of this confidential information

•                  As Company Directors: Messrs. Juan Claro González, Salvador Said Somavía, Gonzalo Said Handal, Heriberto Francisco Urzúa Sánchez, Arturo Majlis Albala, José Antonio Garcés Silva, Brian Smith O’Brian and Jorge Hurtado Garretón;

•                  As legal counsel of the Company: Messrs. Juan Francisco Gutiérrez Irarrázaval, Andrés Sanfuentes Astaburuaga and Constanza Silberberg Soto;

•                  As Chief Executive Officer of the Company: Mr. Miguel Ángel Peirano and as Chief Legal Officer of the Company, Mr. Jaime Cohen Arancibia;

•                  As advisor to the Company, Mr. Michael Cooper Allan;

•                  The JP Morgan Securities team: Messrs. Alfonso Eyzaguirre Lira, Eduardo Della Maggiora Herrera and Ignacio Benito.

All of whom have pledged to the obligation of keeping this information confidential.

The following members were in attendance at the Board session held on this date Messrs. Juan Claro González, Salvador Said Somavía, Gonzalo Said Handal, Heriberto Francisco Urzúa Sánchez, Arturo Majlis Albala, José Antonio Garcés Silva and Jorge Hurtado Garretón, as secretary, Mr. Jaime Cohen Arancibia and as special guest Mr. Michael Cooper Allan. The agreements were adopted unanimously by the Directors. Messrs, Juan Claro, Miguel Angel Peirano, Jaime Cohen and Gonzalo Said were duly authorized so that any of them may inform the Superintendence of the occurrence of any situation described under General Rule No. 30. Section II Number 2.2, letter B number 4.

Santiago, January 13, 2012.

(signed)

Jaime Cohen

Chief Legal Officer

Embotelladora Andina S.A.